UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF No. 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 167th MEETING OF THE FISCAL BOARD OF TELEFÔNICA BRASIL S.A., HELD ON OCTOBER 30, 2018.

1.         DATE, TIME, AND PLACE:  On the thirtieth (30th) day of October, 2018, at 6:00 am, at the corporate headquarters of Telefônica Brasil S.A. (the "Company"), located at Avenida Engenheiro Luiz Carlos Berrini, 1376, Bairro Cidade Monções, in the City of São Paulo, State of São Paulo.

2.         CALL NOTICE AND ATTENDANCE: A call was sent out pursuant to the provisions of the Company's Bylaws. The members of the Company's Fiscal Board (the “Fiscal Board”) were present, who sign these minutes, and there is, therefore, a quorum under the terms of the Company’s Bylaws. Also present were the Corporate Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira; and the Corporate and Business Affairs Officer, Ms. Carolina Simões Cardoso, as Secretary of the Meeting.

3.         AGENDA AND RESOLUTIONS: At the extraordinary meeting, the proposal for the merger into the Company of its wholly-owned subsidiary Telefônica Data S.A. ("TDATA") (the "Merger") was presented.

It was stated, further, that the purpose of the Merger is to standardize the rendering of services and simplify the Company's current organizational and corporate structure.

Subsequently, the documents related to the proposed Merger were submitted for review and analysis by the committee members, namely:

(i)            appraisal report of TDATA's shareholders’ equity, valuated based on its book value as of September 30, 2018, which establishes that the value of TDATA's shareholders' equity to be merged into the Company is one billion, six hundred and ninety-one million, four hundred and thirty-five thousand, six hundred and twenty-five Brazilian Reais and forty-seven cents (R$ 1,691,435,625.47), prepared by the specialized valuation firm BDO RCS Auditores Independentes S.S., for the purposes of the merger of TDATA's shareholders' equity into the Company (the "TDATA Appraisal Report");

TEXT_SP - 11167824v9 2523.947

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF No. 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 167th MEETING OF THE FISCAL BOARD OF TELEFÔNICA BRASIL S.A., HELD ON OCTOBER 30, 2018.

(ii)           draft of the Instrument of Justification and Protocol of Merger of TDATA into the Company, to be entered into between TDATA and the Company, with the purpose of merging TDATA into the Company (the "Protocol of Merger”); and

(iii)          draft of the Company's restated Bylaws, with an amendment of article 2 of the Company's Bylaws.

Taking into account the clarifications provided during the meeting, as well as the documents reviewed, the members of the Fiscal Board issued an opinion favorable to the proposed Merger, and expressed the understanding that the terms of the Protocol of Merger, a draft of which was presented to it in its entirety, with all its conditions, as well as the other documents presented, comply with the provisions of the applicable law, and therefore issued an opinion favorable to its approval, without reservations, by the Extraordinary General Meeting that shall be held for this purpose under the terms of the Law No. 6,404/76, as amended, and CVM Instruction No. 565/15. It is recorded that, as stated in the Protocol of Merger, the Merger must produce operational effects for the companies involved as of December 1, 2018.

4.            CLOSING: There being no further matters to discuss, the meeting was adjourned and these minutes were drawn up. São Paulo, October 30, 2018.

Flávio Stamm                                                           Cremênio Medola Netto

Fiscal Board Member                                                           Fiscal Board Member

Charles Edwards Allen                                          Carolina Simões Cardoso

Fiscal Board Member                                                           Secretary of the Meeting

TEXT_SP - 11167824v9 2523.947

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	October 29, 2018	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director